

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 29, 2011

Mr. Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

>   **Re: Colgate-Palmolive Company**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **File No. 1-644**

Dear Mr. Hickey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

2. To the extent that you present worldwide or segment organic sales and/or the related percentage changes, these measures should be reconciled to U.S. GAAP amounts and percentage changes. Please revise your Non-GAAP Financial Measures disclosures

on page 21 or elsewhere in the filing to include these reconciliations and the related disclosures required by Item 10(e) of Regulation S-K to the extent they are not already provided.

Gross Profit, page 16

3. Please revise your discussion of consolidated gross profit and each segment's operating profit to provide a more robust discussion and analysis of the reasons for changes in results between periods, with separate quantification where possible for each factor that resulted in the changes between periods.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 42

4. Please revise to disclose the line item(s) that include depreciation and amortization expense. If your cost of sales does not include an allocation of depreciation and amortization, please also consider the guidance in SAB Topic 11:B.

Note 13 – Commitments and Contingencies, page 66

5. Your disclosures on page 69 indicate that it is possible your cash flows and results of operations in a particular quarter or year could be materially affected by the impact of contingencies involving Brazilian, European Competition and ERISA matters. Please revise to disclose whether you have determined the likelihood of incurring losses in connection with each of these contingencies to be probable, reasonably possible or remote. For any of the matters where you have determined the likelihood of incurring losses is reasonably possible, please revise to disclose one of the following:

- Quantify the amount or range of reasonably possible losses in excess of any amounts accrued;
- Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or
- Indicate that the amount cannot be estimated.

We note that several of these matters have been ongoing for several years. Therefore, to the extent that the likelihood of incurring a loss is reasonably possible but you believe the amount cannot be estimated, please supplementally provide us with a comprehensive explanation as to why the amount cannot be estimated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Dennis J. Hickey
Colgate-Palmolive Company
March 29, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief